Pure Acquisition Corp.
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102

September 20, 2019

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:     Nicholas P. Panos, Senior Special Counsel

Re:	Pure Acquisition Corp.

Schedule TO-T filed September 12, 2019
Filed by HighPeak Energy Partners II, Limited Partnership
File No. 005-90824

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy Partners II, LP (“we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2019, with respect to Schedule TO-T, File No. 005-90824, filed with the Commission on September 12, 2019 (the “Schedule TO”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Schedule TO unless otherwise specified. Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) via EDGAR. We do not believe the changes reflected in Amendment No. 2 are material to the holders of the Public Warrants and do not intend to extend the Offer following the filing of Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule TO.

Schedule TO-T

Cover Page | General

1.

While we recognize you have executed the Schedule TO as an authorized representative of the general partner of the named bidder, neither you nor HighPeak Energy Partners GP II, LP have been identified as co-bidders. General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term offeror consistent with the term “bidder” as defined in Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us whether or not you and the general partner should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on your collective behalf, please advise us what steps have been taken to provide disclosure pursuant to General Instruction C to Schedule TO with respect to both you and the general partner.

Securities and Exchange Commission
September 20, 2019

RESPONSE:     In response to the Staff’s comment, we have revised the Schedule TO to include Mr. Hightower and HighPeak Energy Partners GP II, LP as co-offerors and filing persons in Amendment No. 2. Upon consideration of the Staff’s comment, we have also included HighPeak Pure Acquisition, LLC as a co-offeror and filing person in Amendment No. 2.

2.

The Schedule TO was not jointly filed as a Schedule 13E-3, and the response to Item 13 of Schedule TO indicates that a legal conclusion was reached that disclosures required by Rule 13e-3 were inapplicable. Please provide us with a brief legal analysis as to whether the “Sponsor” as defined in the Offer to Purchase is an affiliate as defined in Rule 13e-3(a)(1).

RESPONSE:     HighPeak Pure Acquisition, LLC (the “Sponsor”), a wholly owned subsidiary of HighPeak Energy Partners, LP (“HPEP”), owns 19.7% of the voting stock of Pure Acquisition Corp. (“Pure”), and Mr. Hightower is the Chairman of the Board, Chief Executive Officer and President of Pure and has the right to appoint all of the managers of the board of managers of HighPeak GP, LLC, the sole general partner of HighPeak Energy Partners GP, LP, which is the sole general partner of HPEP. As a result of the foregoing, we have determined that Sponsor is an affiliate of Pure as defined in Rule 13e-3(a)(1). However, we respectfully advise the Staff that, for the reasons set forth below, we have concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is inapplicable to the Offer. We note that the obligation to comply with Rule 13e-3 arises from the engagement in a transaction or series of transactions which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Upon an evaluation of the provisions of Rule 13e-3 set forth above, we determined that Rule 13e-3 was not applicable to the Offer for the following reasons: (i) Pure was eligible, prior to the commencement of the Offer, to terminate the registration of its Public Warrants under Section 12g-4 and to suspend its obligations to report under Rule 12h-3 and Section 15(d), and (ii) the Offer was not commenced for the purpose of causing the Public Warrants to be delisted from the Nasdaq Capital Market (“Nasdaq”) and there is not a reasonable likelihood that such delisting will occur.

Securities and Exchange Commission
September 20, 2019

With respect to clause (i) from the paragraph above, we note that Pure had fewer than 300 record holders of its Public Warrants at January 1, 2019 and at the time the Offer was commenced. Further, Pure has not had a registration statement under the Securities Act of 1933, as amended, declared effective during the year ending December 31, 2019. Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the Offer could not be deemed to have “caused” the Public Warrants to become “eligible” for termination of registration or suspension of Pure’s obligation to report since the Public Warrants were eligible for termination/suspension prior to commencement of the Offer.

With respect to clause (ii), we note that the Offer was not commenced for the purpose of causing the Public Warrants to be delisted from the Nasdaq. Rather, the Offer was conducted by the offeror pursuant to the terms of the Letter Agreement, dated April 12, 2018, among Pure, its officers and directors and Sponsor, which was entered into in connection with Pure’s initial public offering (“IPO”). Specifically, the Sponsor agreed that it would effect, or cause an affiliate of the Sponsor to effect, the Offer at a price of $1.00 per Public Warrant, promptly after any occurrence of any filing by Pure of a proxy statement with respect to a proposed amendment to Pure’s amended and restated certificate of incorporation that would affect the substance of timing of Pure’s obligation to redeem 100% of its Class A Shares if Pure did not complete a business combination within 18 months from the closing of the IPO (the “Outside Date”). On September 10, 2019, Pure filed a preliminary proxy statement seeking stockholder approval to extend its Outside Date to February 21, 2020, and accordingly we commenced the Offer promptly following such filing. We are only conducting the Offer due to the obligations noted above and accordingly have not recommended that holders tender their Public Warrants in the Offer.

Further, we note our belief that many holders will not tender their Public Warrants in the Offer, and we accordingly do not believe it is reasonably likely that the Public Warrants will be delisted from the Nasdaq in connection with the Offer. In this regard, we advise the Staff that the closing trading price of the Public Warrants on September 11, 2019, the last business day prior to commencement of the Offer, was $1.05 per Warrant, representing a 5% premium to the price offered in the Offer. In addition, pursuant to a letter agreement entered into between Pure, Sponsor and Pure’s executive officers and directors at the time of the IPO, the holders of Public Warrants will have an opportunity to receive $1.00 per Public Warrant at such time as Pure announces an initial business combination. As such, holders of the Public Warrants may be incentivized to await further information regarding Pure and it’s evaluation and identification of prospective business combination targets before tendering their Public Warrants. Further, the Sponsor has agreed to cause $1.00 per Public Warrant to be distributed to holders of Public Warrants not previously purchased in the event that Pure is unable to complete an initial business combination. As with the Offer, and for substantially the same reasons set forth above, we do not believe that any such transactions would be subject to the provisions of Rule 13e-3.

Securities and Exchange Commission
September 20, 2019

For the foregoing reasons, we do not believe the Offer will have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act. As such, we do not believe disclosures required by Rule 13e-3 are applicable.

Offer to Purchase | Exhibit 99(a)(1)(A)

Cover page

3.

The tender offer stipulates that the bidder is seeking to buy “up to” 20,700,000 public warrants. To remove the implication that the tender offer is for less than all of this outstanding class of equity, or that the bidder has discretion in buying a lesser amount than the stated 20,700,000, please revise to delete the “up to” qualification, or advise. The title to the transaction also reads “Offers to Purchase” and conflicts with the title given in the exhibit table beneath Item 12 of Schedule TO. Unless multiple tender offers exist, please revise.

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to remove the “up to” qualification and revise the title of the transaction to state “Offer to Purchase.”

Withdrawal Rights, page 10

4.

Please refer to the following terms and representations as disclosed in the Offer to Purchase: “Tenders of Public Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable.” The assertion that tenders are irrevocable after the Expiration Date is inconsistent with Section 14(d)(5). Please delete the assertion regarding irrevocability and disclose the full extent of the withdrawal rights available. Refer to Item 4 of Schedule TO and corresponding Item 1004(a)(1)(vii) of Regulation M-A.

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to delete the assertion regarding irrevocability and disclose the full extent of the withdrawal rights available.

Conditions, page 15

5.

A disclosure exists indicates the bidder’s determinations are “final and binding.” Please revise to qualify this statement by indicating that warrant holders are not foreclosed from challenging the bidder’s determinations in a court of competent jurisdiction.

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to qualify this statement by indicating that warrant holders are not foreclosed from challenging the bidder’s determinations in a court of competent jurisdiction.

6.

Please refer to the following statement: “Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right.” To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. If the condition is material, the bidder will need to disclose its decision promptly regarding whether or not it intends to waive the condition given the obligation to disclose material changes promptly. See Rule 14d-6(c).

Securities and Exchange Commission
September 20, 2019

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to remove such statement and to clarify that the Company will promptly disclose the decision whether to waive a condition to the Offer it deems material.

Letter of Transmittal | Exhibit 99(a)(1)(B)

7.

The bidder asks the warrant holders to represent, warrant and agree that the Offer to Purchase and Letter of Transmittal have been reviewed. See (vi) on page 5. Asking warrant holders to make the equivalent of a certification appears intended to serve as a means of limiting or eliminating liability. Asking warrant holders to make such a representation without having first disclosed the purpose of language and the possible effect execution of the letter of transmittal will have on their future rights in the event disclosures are subsequently challenged is inconsistent with Item 1011(c) of Regulation M-A and Section 14(e). Please revise or advise.

RESPONSE:     In response to the Staff’s comment, we have revised the Letter of Transmittal by deleting representation, warranty and agreement (vi) on page 5 thereof.

8.

Please refer to the following disclosure on page 5: “The undersigned understands that this tender may not be withdrawn after the Expiration Date...” This limitation is inconsistent with Section 14(d)(5). In addition, the language conflicts with disclosure on page 11 that reads: “Holders of Public Warrants can withdraw tendered Public Warrants at any time prior to the Expiration Date, and Public Warrants that the Offeror has not accepted for purchase by October 10, 2019, may thereafter be withdrawn at any time after such date until such Public Warrants are accepted by the Offeror for purchase pursuant to the Offer.” Please revise to remove these inconsistencies and conflicts, or advise.

RESPONSE:     In response to the Staff’s comment, we have revised the Letter of Transmittal in Amendment No. 2 to remove these inconsistencies and conflicts.

*     *     *     *     *

Securities and Exchange Commission
September 20, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan or Scott D. Rubinsky of Vinson & Elkins L.L.P. at (713) 758-2977 or (713) 758-3287, respectively.

Very truly yours, HighPeak Energy Partners II, LP

By:	HighPeak Energy Partners GP II, LP, its general partner

By:	/s/ Jack D. Hightower
Name:	Jack D. Hightower
Title:	Chief Executive Officer

Enclosures

cc:	Keith Forbes, HighPeak Energy Partners, LP

Sarah K. Morgan, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.